February 23, 2026

VIA EDGAR

Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington DC  20549

RE:
AIM Counselor Series Trust (Invesco Counselor Series Trust) (File No. 811-09913), AIM International Mutual Funds (Invesco International Mutual Funds) (File No. 811-06463), AIM Investment Funds (Invesco Investment Funds) (File No. 811-05426), AIM Investment Securities Fund (Invesco Investment Securities Funds) (File No. 811-05686), Invesco Management Trust (File No. 811-22957), AIM Sector Funds (Invesco Sector Funds) (File No. 811-03826), AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (File No. 811-07890), AIM Treasurer's Series Trust (Invesco Treasurer's Series Trust) (File No. 811-05460), and Short-Term Investments Trust (File No. 811-02729), Invesco Actively Managed Exchange-Traded Fund Trust (File No. 811-22148), Invesco Exchange-Traded Fund Trust (File No. 811-21265), Invesco Exchange-Traded Fund Trust II (File No. 811-21977), and Invesco Exchange-Traded Self-Indexed Fund Trust (File No. 811-23304), Invesco Advantage Municipal Income Trust II (File No. 811-07868), Invesco Bond Fund (File No. 811-02090), Invesco California Value Municipal Income Trust (File No. 811-07404), Invesco High Income Trust II (File No. 811-05769), Invesco Municipal Income Opportunities Trust (File No. 811-05597), Invesco Municipal Opportunity Trust (File No. 811-06567), Invesco Municipal Trust (File No. 811-06362), Invesco Pennsylvania Value Municipal Income Trust (File No. 811-07398), Invesco Quality Municipal Income Trust (File No. 811-06591), Invesco Senior Income Trust (File No. 811-08743), Invesco Senior Loan Fund (File No. 811-05845), Invesco Trust for Investment Grade Municipals (File No. 811-06471), Invesco Trust for Investment Grade New York Municipals (File No. 811-06537), Invesco Value Municipal Income Trust (File No. 811-06590) (each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Manion:

On behalf of the Registrants and each respective series of the Registrants listed in Exhibit A, as applicable (each such mutual fund or ETF, a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to the undersigned on January 16, 2026, with respect to the Registrants’ respective shareholder reports filed on Form N-CSR and Form N-CEN for the fiscal years ended on the dates listed in Exhibit A, as applicable.

The Staff’s comments are summarized below in italicized text. The Registrants’ responses are set out immediately under the restated comment.

Global Comments

1.	Comment:
The N-CSR disclosure states, in the Notes to the Financials – Segment Reporting, that the Adviser will act as a Fund’s chief operating decision maker (“CODM”). Please consider naming the titles of the persons at the Adviser that comprise the “group” acting as the CODM. Alternatively, please explain how all personnel of the Adviser are considered a group for purpose of the CODM definition. See Accounting Standards Codification (ASC) 280-10-50-5.

Response:
The Registrants have revised the applicable disclosure to name the titles of the persons at the Adviser that comprise the group acting as the CODM. The revised disclosure is below (underlined language added):

“Subject to the oversight and, when applicable, approval of the Board of Trustees, portfolio managers and senior executives at the Adviser act as the Trust’s chief operating decision maker (“CODM”), assessing performance and making decisions about resource allocation within the Trust.”

2.	Comment:	The Funds’ N-CEN filings do not consistently report the Legal Entity Identifier (“LEI”) for each of the Funds’ custodians. Please include the LEI for the Funds’ custodians in future N-CEN filings.

	Response:	The Registrants acknowledge that the LEI for certain sub-custodians was omitted from the Funds’ N-CEN filings and will be included in future filings.

Fund Specific Comments

3.	Comment:
Invesco Pennsylvania Municipal Fund appears to have had a net asset value (“NAV”) error during the fiscal year ended February 28, 2025. Please describe the nature and circumstances of the NAV error, associated internal control implications, mitigating actions, and whether any related reprocessing or reimbursement has been completed.

Response:
A NAV error occurred with respect to Invesco Pennsylvania Municipal Fund for one day due to the improper application of a valuation for a manually priced fixed income security. The error was identified the following day by the Registrant during the daily review of manually priced securities, a key control within the valuation process. Upon review, the controls were deemed reasonable and have been reinforced and, where necessary, enhanced to prevent recurrence. Shareholder redemptions were reprocessed and the third-party administrator reimbursed the Fund for losses associated with shareholder subscriptions affected by the error.

4.	Comment:
The Schedule of Investments in the N-CSR filings for certain Funds, such as Invesco Limited Term Municipal Income Fund and Invesco Rochester Municipal Opportunities Fund, show that the Funds hold MuniFund Preferred Shares. The footnote related to the Funds’ MuniFund Preferred Share holdings does not disclose the applicable rates of those holdings. Please include such information in future N-CSR filings.

	Response:	The applicable rates for MuniFund Preferred Shares held by the Funds will be included in future N-CSR filings, as requested.

5.	Comment:
Certain Funds hold loans that are tied to an applicable reference rate; however, the rate shown in the financial statements does not tie to the applicable reference rate. For example, see X Corp. held by Invesco Corporate Bond Fund, Invesco High Yield Fund and Invesco Short-Term Bond Fund. Please explain how the rates shown in the financial statements were determined and how they reconcile to the applicable reference rates.

Response:
The Registrants acknowledge that although the reference rates disclosed within the Schedules of Investments were accurate, the end of period rate disclosed for certain loans was inadvertently understated. The end of period rate has been corrected within the Schedules of Investments issued subsequent to the period reviewed as shown in Exhibit A.

6.	Comment:
The N-CSR filings for certain Funds do not include the required disclosure regarding the usage of certain derivatives in the Notes to the Financials. Specifically, the usage for call options purchased and written is not included; see

Invesco Bond Fund as an example. Please add such disclosure in the Notes to the Financials in future N-CSR filings.

Response:
The Notes to the Financials related to derivatives used by the Funds will be reviewed to confirm that all such Notes include the requisite disclosure regarding derivatives usage.  Specifically, the Note “Call Options Purchased and Written” included in the Notes to the Financials for certain Funds, including Invesco Bond Fund, will be updated to include the specific usage of call options purchased and written.

7.	Comment:
The Statement of Assets and Liabilities for Invesco Senior Income Trust and Invesco Municipal Income Opportunities Trust show receivables for “Fund expenses absorbed.”   Please explain the transactions to which these receivables relate.

Response:
The Registrants confirm that the receivables for “Fund expenses absorbed” represent amounts related to deferred offering costs incurred in connection with the common share “shelf” registration pursuant to Rule 415 under the Securities Act of 1933, as amended. Costs incurred by the Funds in relation to the shelf offering are recorded as deferred offering costs and amortized pro rata as common shares are sold. Effective with the August 31, 2025 reporting cycle, Invesco updated the presentation to classify these as prepaid expenses on the Statement of Assets and Liabilities.

8.	Comment:
The Notes to the Financials in the N-CSRs for the Invesco Corporate Bond BulletShares ETFs and Invesco High Yield BulletShares ETFs include disclosure regarding Rule 17a-7 transactions conducted by such ETFs that appear to be related to Level 2 securities. Please explain how such transactions comport with Rule 17a-7 and Rule 2a-5 which defines readily available market quotations to mean “a market quotation is readily available only when that quotation is a quoted price (unadjusted) in active markets for identical investments that the fund can access at the measurement date, provided that a quotation will not be readily available if it is not reliable.”

Response:
Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered fund and its affiliates. Rule 17a-7 was adopted to address potential affiliated transaction issues raised by cross-trades. Rule 17a-7, as pertinent here, exempts from the prohibitions of Section 17(a) certain purchases and sales between registered investment companies or separate series of registered investment companies and certain affiliated persons, where any affiliation arises solely because they have a common investment adviser.[1]  To rely on the exemption, among other conditions set forth in the rule, the transactions must be purchases or sales of a security “for which market quotations are readily available.” Certain debt instruments, however, may not have an active trading market but can be valued using alternative approaches of “Level 2” fair valuation that ensure appropriate fair valuation of the securities. The

1 The SEC has indicated its view that investment companies that share a common investment adviser (or have investment advisers that are affiliated persons of one another) may be deemed to be “under common control”.  See Payment of Asset-Based Sales Loads by Registered Open-End Mgmt. Inv. Companies, Release No. IC-16431 (June 13, 1988) (“Funds that share a common investment adviser may, depending on the circumstances, be deemed to be under common control, and, therefore, to be “affiliated persons” of each other under section 2(a)(3)(C) of the [1940] Act”). But see Exemption of Certain Purchase or Sale Transactions Between A Registered Inv. Co. & Certain Affiliated Persons Thereof, Release No. IC-11676 (Mar. 10, 1981) (“[R]ule [17a-7] does not represent a Commission finding that investment companies having common officers, directors or investment advisers are always affiliated persons or affiliated persons of an affiliated person. They may or may not be, depending on the facts. The rule enables the parties to go forward without resolving that question if the requirements of the rule are met.”)

SEC staff has granted a series of no-action letters that permit cross trades in reliance on such Level 2 valuations. [2]

The Invesco BulletShares ETFs invest in these types of Level 2 valued securities.  In order to reduce costs to their shareholders, the Invesco Corporate Bond BulletShares ETFs, and Invesco High Yield BulletShares ETFs engage in cross-trades (specifically, with other Invesco BulletShares ETFs that invest in the same respective fixed-income asset classes) in reliance on these no-action letters issued by the SEC staff. In issuing such no-action relief, the SEC staff in United Municipal Bond Fund I agreed that it would not recommend that the SEC take any enforcement action under Section 17(a) of the 1940 Act if an open-end fund, in reliance on Rule 17a-7, engaged in a cross trade for municipal bonds for which market quotations are not readily available, provided that the fund complied with the following conditions:

(1) the bonds are valued by averaging prices obtained from at least three independent matrix pricing services, or by averaging three independent bid prices, or by averaging three prices obtained from some combination of independent pricing services and independent bid prices;
(2) the independent matrix pricing services are not affiliated persons of the Funds or affiliated persons of affiliated persons of the Funds as defined in Section 2(a)(3) of the 1940 Act;
(3) the independent matrix pricing services are not engaged directly or through affiliated persons in underwriting or distributing the municipal bonds;
(4) no brokerage commission, fee (except for customary transfer fees and matrix pricing servicing fees) or other remuneration is paid in connection with the transactions; and
(5) the funds comply with paragraphs (c), (e), and (f) of Rule 17a-7.[3]

In cross trading their respective securities, the Invesco BulletShares Municipal Bond ETFs, the Invesco Corporate Bond BulletShares ETFs and Invesco High Yield BulletShares ETFs comply with these stated conditions for relief under these letters.

We note that in the Rule 2a-5 Adopting Release, when discussing how new definitions in the rule might limit the ability of funds to engage in cross-trades, the SEC cited to United Municipal Bond Fund I and United Municipal Bond Fund II and noted that the letters remain in effect.[4]  As the SEC neither rescinded nor expressly limited the scope of the Municipal Bond Fund Letters either at the time it adopted Rule 2a-5 or subsequent to that rule’s issuance, the Registrant is of the view that the letters currently remain available.  We are unaware of any statement from the SEC staff indicating these letters have been withdrawn. As a result, the Funds believe that the cross-trading of fixed-income securities by the

2 See United Municipal Bond Fund, SEC No-Action Letter (pub. avail. July 30, 1992) (“United Municipal Bond Fund I”); United Municipal Bond Fund, SEC No-Action Letter (pub. avail. Jan. 27, 1995) (“United Municipal Bond Fund II”); and Federated Municipal Funds, SEC No-Action Letter (pub. avail. Nov. 20, 2006) (“Federated”) (collectively, the “Municipal Bond Fund Letters”).
3 Subsequent to the issuance of United Municipal Bond Fund I, the staff issued United Municipal Bond Fund II, which endorsed United Municipal Bond Fund I and modified the requirements of the earlier letter to permit the use an evaluated price provided by a single, independent pricing service.  Later, in issuing the Federated letter, the staff reasserted the positions taken in both United Municipal Bond Fund I and United Municipal Bond Fund II and clarified that any independent pricing service may be used.
4 See Good Faith Determination of Fair Value, SEC Rel. No. IC-34128 (Dec. 3, 2020) at pp. 94-95 (“Rule 2a-5 Adopting Release”): “We also understand that many cross trades today are done taking into consideration certain letters by our staff that address, among other things, the application of the term readily available market quotations in the context of certain transactions under rule 17a-7.  The staff is reviewing these letters to determine whether these letters, or portions thereof, should be withdrawn. Separately, consideration of potential revisions to rule 17a-7 is on the rulemaking agenda.  We welcome input from the public as we undertake our consideration of rule 17a-7.”

Invesco Corporate Bond BulletShares ETFs and Invesco High Yield BulletShares ETFs involves facts and circumstances that are substantially similar to those described in the Municipal Bond Fund Letters and have made such trades (at significant cost savings to fund shareholders) in reliance on the relief promulgated in those letters.

9.	Comment:
The Statement of Assets and Liabilities for Invesco MSCI EAFE Income Advantage ETF, Invesco S&P 500 Equal-Weighted Advantage ETF, and Invesco QQQ Income Advantage ETF show receivables for “Fund expenses absorbed” yet these ETFs have a unitary fee. Please explain what expenses were absorbed.

Response:
The receivables for “Fund expenses absorbed” consist of a receivable balance due from the Adviser. All three Funds commenced operations on July 15, 2024, and the Adviser had agreed to waive 100% of each Fund’s unitary management fee through June 30, 2025, as disclosed in Note 3 footnote (b) in the Notes to Financial Statements. Each Fund accrues the unitary management fee daily, recording a corresponding payable to the Adviser. Simultaneously, an offsetting waiver of the unitary fee is booked daily, creating a corresponding receivable from the Adviser. These payable and receivable accounts are relieved monthly for the prior month’s activity.

10.	Comment:
Please explain why, with respect to each of Invesco Food & Beverage ETF, Invesco NextGen Media & Gaming ETF, Invesco Oil & Gas Services ETF, Invesco RAFI US 1000 ETF and Invesco RAFI US 1500 Small-Mid ETF, accrued recapture fees for the Fund exceed the Fund’s recapture expenses for the year.

Response:
The Registrants confirm the amounts and disclosures related to accrued recapture fees do not exceed the potential recapture expenses for the period. The recapture expenses disclosed in the Notes to Financial Statements represent the amounts available for potential future recapture by the Adviser. Additionally, the payable for “Expenses recaptured” reported on the Statement of Assets and Liabilities is based on the potential future recapture amounts as of the fiscal year ended April 30, 2024.

Please do not hesitate to contact me at 713-214-4345 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Adrien Deberghes
Adrien Deberghes
Principal Financial Officer, Treasurer and Vice President of the Registrants for the Open-End and Closed-End Funds and Vice President of the Registrants for the ETFs

cc:	Kelli Gallegos
Melanie Ringold
Taylor Edwards
Patricia Jones
Mark Greer
Adam Henkel
Mena Larmour

EXHIBIT A

Series ID	File No	Series Name	Registrant Name	FYE Reviewed
S000027822	811-09913	Invesco American Franchise Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000025657	811-09913	Invesco Core Plus Bond Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000064618	811-09913	Invesco Discovery Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000064617	811-09913	Invesco Discovery Large Cap Fund (fka Invesco Capital Appreciation Fund)	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000027808	811-09913	Invesco Equity and Income Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000011801	811-09913	Invesco Floating Rate ESG Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000014560	811-09913	Invesco Global Real Estate Income Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000027810	811-09913	Invesco Growth and Income Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000008063	811-09913	Invesco Income Advantage U.S. Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000027821	811-09913	Invesco S&P 500 Index Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000051015	811-09913	Invesco Short Duration High Yield Municipal Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000064614	811-09913	Invesco Short Term Municipal Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000079749	811-09913	Invesco SMA Municipal Bond Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	8/31/2025
S000064622	811-06463	Invesco Global Focus Fund	AIM International Mutual Funds (Invesco International Mutual Funds)	10/31/2024
S000064693	811-05426	Invesco Emerging Markets Local Debt Fund	AIM Investment Funds (Invesco Investment Funds)	10/31/2024
S000000234	811-05426	Invesco EQV Emerging Markets All Cap Fund	AIM Investment Funds (Invesco Investment Funds)	10/31/2024
S000064708	811-05426	Invesco Global Strategic Income Fund	AIM Investment Funds (Invesco Investment Funds)	10/31/2024
S000064709	811-05426	Invesco International Bond Fund	AIM Investment Funds (Invesco Investment Funds)	10/31/2024
S000064699	811-05426	Invesco SteelPath MLP Alpha Fund	AIM Investment Funds (Invesco Investment Funds)	11/30/2024
S000064701	811-05426	Invesco SteelPath MLP Alpha Plus Fund	AIM Investment Funds (Invesco Investment Funds)	11/30/2024
S000064700	811-05426	Invesco SteelPath MLP Income Fund	AIM Investment Funds (Invesco Investment Funds)	11/30/2024
S000064698	811-05426	Invesco SteelPath MLP Select 40 Fund	AIM Investment Funds (Invesco Investment Funds)	11/30/2024
S000027851	811-05686	Invesco Corporate Bond Fund	AIM Investment Securities Funds (Invesco Investment Securities Funds)	2/28/2025
S000010736	811-05686	Invesco Global Real Estate Fund	AIM Investment Securities Funds (Invesco Investment Securities Funds)	2/28/2025

S000000253	811-05686	Invesco Government Money Market Fund	AIM Investment Securities Funds (Invesco Investment Securities Funds)	2/28/2025
S000000243	811-05686	Invesco High Yield Fund	AIM Investment Securities Funds (Invesco Investment Securities Funds)	2/28/2025
S000000251	811-05686	Invesco Income Fund	AIM Investment Securities Funds (Invesco Investment Securities Funds)	2/28/2025
S000000255	811-05686	Invesco Real Estate Fund	AIM Investment Securities Funds (Invesco Investment Securities Funds)	2/28/2025
S000000252	811-05686	Invesco Short Duration Inflation Protected Fund	AIM Investment Securities Funds (Invesco Investment Securities Funds)	2/28/2025
S000000256	811-05686	Invesco Short Term Bond Fund	AIM Investment Securities Funds (Invesco Investment Securities Funds)	2/28/2025
S000079750	811-05686	Invesco SMA High Yield Bond Fund	AIM Investment Securities Funds (Invesco Investment Securities Funds)	2/28/2025
S000027834	811-03826	Invesco Comstock Fund	AIM Sector Funds (Invesco Sector Funds)	4/30/2025
S000064612	811-03826	Invesco Comstock Select Fund	AIM Sector Funds (Invesco Sector Funds)	4/30/2025
S000000161	811-03826	Invesco Dividend Income Fund	AIM Sector Funds (Invesco Sector Funds)	4/30/2025
S000000155	811-03826	Invesco Energy Fund	AIM Sector Funds (Invesco Sector Funds)	4/30/2025
S000027837	811-03826	Invesco Small Cap Value Fund	AIM Sector Funds (Invesco Sector Funds)	4/30/2025
S000000160	811-03826	Invesco Technology Fund	AIM Sector Funds (Invesco Sector Funds)	4/30/2025
S000027840	811-03826	Invesco Value Opportunities Fund	AIM Sector Funds (Invesco Sector Funds)	4/30/2025
S000064640	811-07890	Invesco AMT-Free Municipal Income Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000064641	811-07890	Invesco California Municipal Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000064634	811-07890	Invesco Environmental Focus Municipal Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000027866	811-07890	Invesco High Yield Municipal Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000027868	811-07890	Invesco Intermediate Term Municipal Income Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000064642	811-07890	Invesco Limited Term California Municipal Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000000172	811-07890	Invesco Limited Term Municipal Income	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000027869	811-07890	Invesco Municipal Income Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000064639	811-07890	Invesco New Jersey Municipal Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000064637	811-07890	Invesco Pennsylvania Municipal Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025

S000064636	811-07890	Invesco Rochester Limited Term New York Municipal Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000064638	811-07890	Invesco Rochester Municipal Opportunities Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000064635	811-07890	Invesco Rochester New York Municipals Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	2/28/2025
S000000173	811-05460	Invesco Premier Portfolio	AIM Treasurer's Series Trust (Invesco Treasurer's Series Trust)	8/31/2025
S000000176	811-05460	Invesco Premier U.S. Government Money Portfolio	AIM Treasurer's Series Trust (Invesco Treasurer's Series Trust)	8/31/2025
S000078941	811-22148	Invesco AAA CLO Floating Rate Note ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000023365	811-22148	Invesco Active U.S. Real Estate ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000068054	811-22148	Invesco High Yield Bond Factor ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000078942	811-22148	Invesco High Yield Select ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000085179	811-22148	Invesco MSCI EAFE Income Advantage ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000085601	811-22148	Invesco QQQ Income Advantage ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000078943	811-22148	Invesco Rochester High Yield Municipal ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000036643	811-22148	Invesco S&P 500 Downside Hedged ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000085602	811-22148	Invesco S&P 500 Equal Weight Income Advantage ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000078944	811-22148	Invesco Short Duration Total Return Bond ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000060784	811-22148	Invesco Total Return Bond ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000060783	811-22148	Invesco Ultra Short Duration ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
S000051678	811-22148	Invesco Variable Rate Investment Grade ETF	Invesco Actively Managed Exchange-Traded Fund Trust	10/31/2024
CEF0014258	811-07868	Invesco Advantage Municipal Income Trust II	Invesco Advantage Municipal Income Trust II	2/28/2025
CEF0013849	811-02090	Invesco Bond Fund	Invesco Bond Fund	2/28/2025
CEF0015018	811-07404	Invesco California Value Municipal Income Trust	Invesco California Value Municipal Income Trust	2/28/2025
S000003033	811-21265	Invesco AI and Next Gen Software ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003026	811-21265	Invesco Biotechnology & Genome ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003023	811-21265	Invesco Bloomberg MVP Multi-factor ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003040	811-21265	Invesco Building & Construction ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013127	811-21265	Invesco Dorsey Wright Basic Materials Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013128	811-21265	Invesco Dorsey Wright Consumer Cyclicals Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025

S000013129	811-21265	Invesco Dorsey Wright Consumer Staples Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013101	811-21265	Invesco Dorsey Wright Energy Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013102	811-21265	Invesco Dorsey Wright Financial Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013104	811-21265	Invesco Dorsey Wright Healthcare Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013105	811-21265	Invesco Dorsey Wright Industrials Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013110	811-21265	Invesco Dorsey Wright Technology Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003046	811-21265	Invesco Dorsey Wright Utilities Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003041	811-21265	Invesco Energy Exploration & Production ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003027	811-21265	Invesco Food & Beverage ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000011995	811-21265	Invesco FTSE RAFI US 1000 ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013120	811-21265	Invesco FTSE RAFI US 1500 Small-Mid ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003054	811-21265	Invesco Large Cap Growth ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003055	811-21265	Invesco Large Cap Value ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003028	811-21265	Invesco Leisure and Entertainment ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000012109	811-21265	Invesco NASDAQ Internet ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003030	811-21265	Invesco Next Gen Connectivity ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003029	811-21265	Invesco Next Gen Media and Gaming ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003043	811-21265	Invesco Oil & Gas Services ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003031	811-21265	Invesco Pharmaceuticals ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013106	811-21265	Invesco S&P 100 Equal Weight ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000032768	811-21265	Invesco S&P 500 GARP ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000060791	811-21265	Invesco S&P 500 Pure Growth ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000060792	811-21265	Invesco S&P 500 Pure Value ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000060793	811-21265	Invesco S&P 500 Top 50 ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000032769	811-21265	Invesco S&P 500 Value with Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000060795	811-21265	Invesco S&P MidCap 400 Pure Growth ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000060796	811-21265	Invesco S&P MidCap 400 Pure Value ETF	Invesco Exchange-Traded Fund Trust	4/30/2025

S000003056	811-21265	Invesco S&P MidCap Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000013108	811-21265	Invesco S&P MidCap Quality ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003057	811-21265	Invesco S&P MidCap Value with Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000060799	811-21265	Invesco S&P SmallCap 600 Pure Growth ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000060800	811-21265	Invesco S&P SmallCap 600 Pure Value ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003024	811-21265	Invesco S&P SmallCap Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003025	811-21265	Invesco S&P SmallCap Value with Momentum ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000003032	811-21265	Invesco Semiconductors ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000060804	811-21265	Invesco Zacks Mid-Cap ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000060805	811-21265	Invesco Zacks Multi-Asset Income ETF	Invesco Exchange-Traded Fund Trust	4/30/2025
S000058751	811-21977	Invesco 0-5 Yr US TIPS ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000019411	811-21977	Invesco California AMT-Free Municipal Bond ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000027370	811-21977	Invesco CEF Income Composite ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000060828	811-21977	Invesco China Technology ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000020450	811-21977	Invesco Dorsey Wright Developed Markets Momentum ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000020451	811-21977	Invesco Dorsey Wright Emerging Markets Momentum ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000037586	811-21977	Invesco Dorsey Wright SmallCap Momentum ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000019229	811-21977	Invesco Emerging Markets Sovereign Debt ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000019225	811-21977	Invesco Equal Weight 0-30 Year Treasury ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000074294	811-21977	Invesco ESG S&P 500 Equal Weight ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000019521	811-21977	Invesco Floating Rate Municipal Income ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000019230	811-21977	Invesco Fundamental High Yield Corporate Bond ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000033429	811-21977	Invesco Fundamental Investment Grade Corporate Bond ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000015279	811-21977	Invesco Global Clean Energy ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000040915	811-21977	Invesco Global ex-US High Yield Corporate Bond ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000015278	811-21977	Invesco Global Water ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000043789	811-21977	Invesco International BuyBack Achievers ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024

S000019231	811-21977	Invesco International Corporate Bond ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000034530	811-21977	Invesco KBW Bank ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000030361	811-21977	Invesco KBW High Dividend Yield Financial ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000030362	811-21977	Invesco KBW Premium Yield Equity REIT ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000030363	811-21977	Invesco KBW Property & Casualty Insurance ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000034533	811-21977	Invesco KBW Regional Banking ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000085579	811-21977	Invesco MSCI Global Climate 500 ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000060818	811-21977	Invesco MSCI Global Timber ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000071549	811-21977	Invesco MSCI Green Building ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000080910	811-21977	Invesco MSCI North American Climate ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000058746	811-21977	Invesco MSCI USA ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000083070	811-21977	Invesco Nasdaq Free Cash Flow Achievers ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000019245	811-21977	Invesco National AMT-Free Municipal Bond ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000019412	811-21977	Invesco New York AMT-Free Municipal Bond ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000019228	811-21977	Invesco Preferred ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000012561	811-21977	Invesco RAFI Developed Markets ex- US ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000015260	811-21977	Invesco RAFI Developed Markets ex-US Small Mid ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000015263	811-21977	Invesco RAFI Emerging Markets ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000047524	811-21977	Invesco Russell 1000 Equal Weight ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000050156	811-21977	Invesco S&P 500 Enhanced Value ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000048721	811-21977	Invesco S&P 500 ex-Rate Sensitive Low Volatility ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000030963	811-21977	Invesco S&P 500 High Beta ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000083071	811-21977	Invesco S&P 500 High Dividend Growers ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000038520	811-21977	Invesco S&P 500 High Dividend Low Volatility ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000030967	811-21977	Invesco S&P 500 Low Volatility ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000058135	811-21977	Invesco S&P 500 Minimum Variance ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000050154	811-21977	Invesco S&P 500 Momentum ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000072318	811-21977	Invesco S&P 500 QVM Multi-factor ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025

S000034749	811-21977	Invesco S&P Emerging Markets Low Volatility ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000034748	811-21977	Invesco S&P Emerging Markets Momentum ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000060819	811-21977	Invesco S&P Global Water Index ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000034747	811-21977	Invesco S&P International Developed Low Volatility ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000034746	811-21977	Invesco S&P International Developed Momentum ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000015280	811-21977	Invesco S&P International Developed Quality ETF	Invesco Exchange-Traded Fund Trust II	10/31/2024
S000072319	811-21977	Invesco S&P MidCap 400 QVM Multi-factor ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000030966	811-21977	Invesco S&P MidCap Low Volatility ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000072320	811-21977	Invesco S&P SmallCap 600 QVM Multi-factor ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000028294	811-21977	Invesco S&P SmallCap Consumer Discretionary ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000028296	811-21977	Invesco S&P SmallCap Consumer Staples ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000028297	811-21977	Invesco S&P SmallCap Energy ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000028298	811-21977	Invesco S&P SmallCap Financials ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000028299	811-21977	Invesco S&P SmallCap Health Care ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000055539	811-21977	Invesco S&P SmallCap High Dividend Low Volatility ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000028300	811-21977	Invesco S&P SmallCap Industrials ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000028301	811-21977	Invesco S&P SmallCap Information Technology ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000030965	811-21977	Invesco S&P SmallCap Low Volatility ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000028302	811-21977	Invesco S&P SmallCap Materials ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000056849	811-21977	Invesco S&P SmallCap Quality ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000028295	811-21977	Invesco S&P SmallCap Utilities & Communication Services ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000058347	811-21977	Invesco S&P SmallCap600 GARP ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000031053	811-21977	Invesco Senior Loan ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000055054	811-21977	Invesco Short Term Treasury ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000019246	811-21977	Invesco Taxable Municipal Bond ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000045020	811-21977	Invesco Variable Rate Preferred ETF	Invesco Exchange-Traded Fund Trust II	8/31/2025
S000081673	811-23304	Invesco BulletShares 2031 High Yield Corporate Bond ETF	Invesco Exchange-Traded Self-Indexed Fund Trust	8/31/2025

S000081672	811-23304	Invesco BulletShares 2033 Corporate Bond ETF	Invesco Exchange-Traded Self-Indexed Fund Trust	8/31/2025
S000081674	811-23304	Invesco BulletShares 2033 Municipal Bond ETF	Invesco Exchange-Traded Self-Indexed Fund Trust	8/31/2025
CEF0013130	811-05769	Invesco High Income Trust II	Invesco High Income Trust II	2/28/2025
S000045836	811-22957	Invesco Conservative Income Fund	Invesco Management Trust	8/31/2025
CEF0013684	811-05597	Invesco Municipal Income Opportunities Trust	Invesco Municipal Income Opportunities Trust	2/28/2025
CEF0013421	811-06567	Invesco Municipal Opportunity Trust	Invesco Municipal Opportunity Trust	2/28/2025
CEF0014524	811-06362	Invesco Municipal Trust	Invesco Municipal Trust	2/28/2025
CEF0014311	811-07398	Invesco Pennsylvania Value Municipal Income Trust	Invesco Pennsylvania Value Municipal Income Trust	2/28/2025
CEF0014966	811-06591	Invesco Quality Municipal Income Trust	Invesco Quality Municipal Income Trust	2/28/2025
CEF0013156	811-08743	Invesco Senior Income Trust	Invesco Senior Income Trust	2/28/2025
CEF0013768	811-05845	Invesco Senior Loan Fund	Invesco Senior Loan Fund	2/28/2025
CEF0014984	811-06471	Invesco Trust for Investment Grade Municipals	Invesco Trust for Investment Grade Municipals	2/28/2025
CEF0015091	811-06537	Invesco Trust for Investment Grade New York Municipals	Invesco Trust for Investment Grade New York Municipals	2/28/2025
CEF0014465	811-06590	Invesco Value Municipal Income Trust	Invesco Value Municipal Income Trust	2/28/2025
S000000220	811-02729	Invesco Government & Agency Portfolio	Short-Term Investments Trust	8/31/2025
S000000221	811-02729	Invesco Treasury Obligations Portfolio	Short-Term Investments Trust	8/31/2025
S000000224	811-02729	Invesco Treasury Portfolio	Short-Term Investments Trust	8/31/2025